Consolidated Statements of Income – unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions, except per share data	2017	2016	2017	2016
Revenues	$3,221	$3,014	$9,756	$8,820

Operating expenses
Labor and fringe benefits	525	495	1,632	1,554
Purchased services and material	424	379	1,296	1,164
Fuel	312	261	983	739
Depreciation and amortization	316	312	965	915
Equipment rents	107	92	311	279
Casualty and other	78	68	312	252
Total operating expenses	1,762	1,607	5,499	4,903
Operating income	1,459	1,407	4,257	3,917
Interest expense	(119)	(118)	(364)	(357)
Other income	5	-	8	4
Income before income taxes	1,345	1,289	3,901	3,564
Income tax expense (Note 3)	(387)	(317)	(1,028)	(942)
Net income	$958	$972	$2,873	$2,622

Earnings per share (Note 4)
Basic	$1.28	$1.26	$3.80	$3.37
Diluted	$1.27	$1.25	$3.78	$3.35

Weighted-average number of shares (Note 4)
Basic	751.1	772.3	756.1	779.1
Diluted	755.0	775.7	759.7	782.3

Dividends declared per share	$0.4125	$0.3750	$1.2375	$1.1250

See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2017	2016	2017	2016
Net income	$958	$972	$2,873	$2,622
Other comprehensive income (loss) (Note 8)
Net gain (loss) on foreign currency translation	(102)	33	(191)	(102)
Net change in pension and other postretirement benefit plans (Note 6)	46	44	137	132
Other comprehensive income (loss) before income taxes	(56)	77	(54)	30
Income tax recovery (expense)	(50)	5	(110)	(94)
Other comprehensive income (loss)	(106)	82	(164)	(64)
Comprehensive income	$852	$1,054	$2,709	$2,558

See accompanying notes to unaudited consolidated financial statements.

8 CN | 2017 Quarterly Review – Third Quarter

Consolidated Balance Sheets – unaudited

	September 30	December 31
In millions	2017	2016
Assets
Current assets
Cash and cash equivalents	$109	$176
Restricted cash and cash equivalents (Note 5)	482	496
Accounts receivable	973	875
Material and supplies	422	363
Other current assets	137	197
Total current assets	2,123	2,107
Properties	33,460	33,755
Pension asset	1,260	907
Intangible and other assets	261	288
Total assets	$37,104	$37,057
Liabilities and shareholders' equity

Current liabilities
Accounts payable and other	$1,753	$1,519
Current portion of long-term debt	1,723	1,489
Total current liabilities	3,476	3,008
Deferred income taxes	8,606	8,473
Other liabilities and deferred credits	568	593
Pension and other postretirement benefits	678	694
Long-term debt	8,691	9,448
Shareholders' equity
Common shares	3,776	3,730
Common shares in Share Trusts (Note 5)	(113)	(137)
Additional paid-in capital	228	364
Accumulated other comprehensive loss (Note 8)	(2,522)	(2,358)
Retained earnings	13,716	13,242
Total shareholders' equity	15,085	14,841
Total liabilities and shareholders' equity	$37,104	$37,057

See accompanying notes to unaudited consolidated financial statements.

9 CN | 2017 Quarterly Review – Third Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity

Balance at December 31, 2016	762.0	1.8	$3,730	$(137)	$364	$(2,358)	$13,242		$14,841

Net income							2,873		2,873
Stock options exercised	0.8		45		(7)				38
Settlement of equity settled awards			80		(157)				(77)
Stock-based compensation expense					52		(2)		50
Repurchase of common shares (Note 5)	(15.9)		(79)				(1,465)		(1,544)
Share settlements by Share Trusts (Note 5)	0.3	(0.3)		24	(24)				-
Other comprehensive loss (Note 8)						(164)			(164)
Dividends							(932)	-	(932)
Balance at September 30, 2017	747.2	1.5	$3,776	$(113)	$228	$(2,522)	$13,716		$15,085

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity

Balance at December 31, 2015	787.2	1.4	$3,705	$(100)	$475	$(1,767)	$12,637		$14,950

Net income							2,622		2,622
Stock options exercised	1.3		55		(9)				46
Settlement of equity settled awards			74		(128)				(54)
Stock-based compensation expense					43		(3)		40
Repurchase of common shares (Note 5)	(21.0)		(100)				(1,454)		(1,554)
Share settlements by Share Trusts (Note 5)	0.3	(0.3)		23	(23)				-
Other comprehensive loss (Note 8)						(64)			(64)
Dividends							(872)		(872)
Balance at September 30, 2016	767.8	1.1	$3,734	$(77)	$358	$(1,831)	$12,930		$15,114

See accompanying notes to unaudited consolidated financial statements.

10 CN | 2017 Quarterly Review – Third Quarter

Consolidated Statements of Cash Flows – unaudited

	Three months ended		Nine months ended
	September 30		September 30
In millions	2017	2016	2017	2016
Operating activities
Net income	$958	$972	$2,873	$2,622
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	316	312	965	915
Deferred income taxes	129	138	408	464
Changes in operating assets and liabilities:
Accounts receivable	(91)	(47)	(128)	(8)
Material and supplies	26	46	(68)	(46)
Accounts payable and other	59	106	300	25
Other current assets	48	23	(19)	41
Pensions and other, net	(39)	(62)	(164)	(189)
Net cash provided by operating activities	1,406	1,488	4,167	3,824
Investing activities
Property additions	(724)	(890)	(1,795)	(2,029)
Other, net	(20)	(24)	(51)	(52)
Net cash used in investing activities (1)	(744)	(914)	(1,846)	(2,081)
Financing activities
Issuance of debt (Note 5)	493	832	493	1,509
Repayment of debt	(25)	(18)	(64)	(516)
Net repayment of commercial paper	(260)	(586)	(283)	(264)
Settlement of foreign exchange forward contracts on long-term debt	(34)	9	(30)	(15)
Issuance of common shares for stock options exercised	12	31	38	46
Withholding taxes remitted on the net settlement of equity settled
awards (Note 7)	(3)	(4)	(55)	(40)
Repurchase of common shares (Note 5)	(539)	(502)	(1,543)	(1,546)
Purchase of common shares for settlement of equity settled awards	(2)	(4)	(22)	(14)
Dividends paid	(309)	(288)	(932)	(872)
Net cash used in financing activities	(667)	(530)	(2,398)	(1,712)
Effect of foreign exchange fluctuations on US dollar-denominated cash, cash equivalents, restricted cash, and restricted cash
equivalents	4	1	(4)	8
Net increase (decrease) in cash, cash equivalents, restricted cash,
and restricted cash equivalents (1)	(1)	45	(81)	39
Cash, cash equivalents, restricted cash, and restricted cash
equivalents, beginning of period (1)	592	670	672	676
Cash, cash equivalents, restricted cash, and restricted cash
equivalents, end of period (1)	$591	$715	$591	$715
Cash and cash equivalents, end of period	109	215	109	215
Restricted cash and cash equivalents, end of period	482	500	482	500
Cash, cash equivalents, restricted cash, and restricted cash
equivalents, end of period (1)	$591	$715	$591	$715
Supplemental cash flow information
Interest paid	$(129)	$(121)	$(373)	$(357)
Income taxes paid	$(165)	$(168)	$(498)	$(566)

(1)
The Company adopted Accounting Standards Update 2016-18 in the first quarter of 2017 on a retrospective basis. Comparative balances have been reclassified to conform to the current presentation. See Note 2 – Recent accounting pronouncements for additional information.

See accompanying notes to unaudited consolidated financial statements.

11 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the word "Company" or "CN" means, Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the expected results for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2016 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) was adopted by the Company during the first nine months of 2017:

Standard	Description	Impact
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash	Requires that a Statement of Cash Flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.
The Company elected to early adopt the amendments of this ASU in the first quarter of 2017 on a retrospective basis. As a result of the adoption of this ASU, changes in restricted cash and cash equivalents are no longer classified as investing activities, and the Consolidated Statement of Cash Flows now explains the change during the period in the total of cash, cash equivalents, restricted cash, and restricted cash equivalents.

The following recent ASUs issued by FASB have an effective date after September 30, 2017 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2017-07 Compensation –Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
Requires employers that sponsor defined benefit pension plans and/or other postretirement benefit plans to report the service cost component in the same line item or items as other compensation costs. The other components of net periodic benefit cost are required to be presented in the Statement of Income separately from the service cost component and outside a subtotal of income from operations. The new guidance allows only the service cost component to be eligible for capitalization.
The guidance must be applied retrospectively for the presentation of the service cost component and other components of net periodic benefit cost in the Statement of Income and prospectively for the capitalization of the service cost component of net periodic benefit cost.

The amendments will affect the classification of the components of pension and postretirement benefit costs other than service cost which will be shown outside of income from operations in a separate caption in the Company's Consolidated Statements of Income.
Had the ASU been applicable for the three and nine months ended September 30, 2017, Operating income would have been reduced by approximately $80 million and $239 million, respectively ($73 million and $218 million for the three and nine months ended September 30, 2016, respectively) with a corresponding increase presented in the new caption below Operating income with no impact on Net income as a result of the reclassification.
The guidance allowing only the service cost component to be eligible for capitalization is not expected to have a significant impact on the Company's Consolidated Financial Statements.
CN will adopt the requirements of the ASU effective January 1, 2018.
December 15, 2017. Early adoption is permitted.

12 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

Standard (1)	Description	Impact	Effective date (2)
ASU 2016-02, Leases (Topic 842)
Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. The new standard also requires additional qualitative and quantitative disclosures about leases, significant judgments made in applying requirements, and the amounts recognized in the financial statements relating to leases.
Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using the modified retrospective approach.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, processes and internal controls. The Company is reviewing its lease contracts and expects that the majority of its operating leases with a term over twelve months will be recognized on the Company's Consolidated Balance Sheets. The Company expects that the ASU will have a significant impact on its Consolidated Balance Sheets with the most significant changes relating to the recognition of new right of use assets and lease liabilities for leases currently classified as operating leases.
CN expects to adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.
ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and related amendments
The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
Additional financial statement presentations and disclosures will be required to assist users of financial statements understand the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts.
The guidance can be applied using either the retrospective or modified retrospective transition method.

The Company continues to make progress towards implementation of the ASU. With respect to freight contracts, in-depth reviews have been completed and the Company has confirmed that freight revenues will continue to be recognized over time based on the transit time of freight as it moves from origin to destination. The Company has also evaluated principal versus agent considerations, including assessing the nature of its promises to customers, and does not expect any significant changes to revenue recognition from this guidance.
The Company continues to review freight contracts for terms that could represent additional performance obligations, and evaluate transaction price considerations. The Company is also finalizing its review of non-freight contracts to determine the impact of the ASU on its Consolidated Financial Statements. Additionally, the Company has identified the disclosure requirements, and has started implementing changes to processes and internal controls necessary to meet the reporting and disclosure requirements.
Based on the work already performed, the Company does not expect that the ASU will have a material impact on its Consolidated Financial Statements.
The Company plans to adopt this ASU using the modified retrospective transition method, effective January 1, 2018.
December 15, 2017. Early adoption is permitted.

(1)
Other recently issued ASUs required to be applied for periods beginning on or after September 30, 2017 have been evaluated by the Company and will not have a significant impact on the Company's Consolidated Financial Statements.

(2)	Effective for annual and interim reporting periods beginning after the stated date.

3 – Income taxes

The Company recorded income tax expense of $387 million and $1,028 million for the three and nine months ended September 30, 2017, respectively, compared to $317 million and $942 million, respectively, for the same periods in 2016.
The nine months ended September 30, 2017 figure included a net deferred income tax expense of $8 million consisting of a deferred income tax expense of $31 million recorded in the third quarter, resulting from the enactment of a higher state corporate income tax rate, and deferred income tax recoveries of $18 million recorded in the second quarter and $5 million recorded in the first quarter, both resulting from the enactment of lower provincial corporate income tax rates.
The nine months ended September 30, 2016 figure included a deferred income tax expense of $7 million recorded in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.

13 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

4 – Earnings per share

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2017	2016	2017	2016
Net income	$958	$972	$2,873	$2,622

Weighted-average basic shares outstanding	751.1	772.3	756.1	779.1
Dilutive effect of stock-based compensation	3.9	3.4	3.6	3.2
Weighted-average diluted shares outstanding	755.0	775.7	759.7	782.3
Basic earnings per share	$1.28	$1.26	$3.80	$3.37
Diluted earnings per share	$1.27	$1.25	$3.78	$3.35
Units excluded from the calculation as their inclusion would not have a dilutive effect:
Stock options	-	0.8	0.5	1.3
Performance share units	-	0.1	0.1	0.3

5 – Financing activities

Shelf prospectus and registration statement
On August 1, 2017, under its current shelf prospectus and registration statement, the Company issued $500 million 3.60% Notes due 2047 in the Canadian capital markets, which resulted in net proceeds of $493 million. The Company's shelf prospectus and registration statement, for which CN can issue debt securities in the Canadian and U.S. capital markets until February 4, 2018, has remaining capacity of $3,966 million. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
The Company has an unsecured revolving credit facility with a consortium of lenders which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 15, 2017, the Company's revolving credit facility agreement was amended to extend the term of the credit facility by one year. The credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2020 and a tranche for $880 million maturing on May 5, 2022. The credit facility agreement allows for an increase in the credit facility amount, up to a maximum of $1.8 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The agreement contains customary terms and conditions, which were substantially unchanged by the amendment. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.
As at September 30, 2017 and December 31, 2016, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the nine months ended September 30, 2017.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $1.3 billion, or the US dollar equivalent, on a combined basis.
As at September 30, 2017 and December 31, 2016, the Company had total commercial paper borrowings of US$235 million ($293 million) and US$451 million ($605 million), respectively, at a weighted-average interest rate of 1.19% and 0.65%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement, expiring on February 1, 2019, to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. As at September 30, 2017 and December 31, 2016, the Company had no proceeds received under the accounts receivable securitization program.

14 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 15, 2017, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2020. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under the agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at September 30, 2017, the Company had outstanding letters of credit of $394 million ($451 million as at December 31, 2016) under the committed facilities from a total available amount of $436 million ($508 million as at December 31, 2016) and $136 million ($68 million as at December 31, 2016) under the uncommitted facilities.
 As at September 30, 2017, included in Restricted cash and cash equivalents was $399 million ($426 million as at December 31, 2016) and $80 million ($68 million as at December 31, 2016) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Repurchase of common shares
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2016 and October 29, 2017. As at September 30, 2017, the Company had repurchased 19.4 million common shares for $1,837 million under its current NCIB.
The following table provides the information related to the share repurchases for the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2017	2016	2017	2016
Number of common shares repurchased (1)	5.3	6.4	15.9	21.0
Weighted-average price per share (2)	$101.49	$78.00	$97.13	$73.97
Amount of repurchase (3)	$532	$501	$1,544	$1,554

(1)	Includes repurchases of common shares in the first and second quarters of 2017 and each quarter of 2016 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

See Note 11 - Subsequent event for information on the Company's new NCIB.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan (see Note 7 – Stock-based compensation). For the nine months ended September 30, 2017 and 2016, there were no purchases of common shares by the Share Trusts. For the nine months ended September 30, 2017, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $24 million, representing a weighted-average price per share of $77.99, for settlement under the Share Units Plan. For the nine months ended September 30, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31, for settlement under the Share Units Plan. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company's 2016 Annual Consolidated Financial Statements.

15 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

6 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2016 Annual Consolidated Financial Statements.
The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit (OPEB) plans for the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30				Nine months ended September 30
	Pensions		OPEB		Pensions		OPEB
In millions	2017	2016	2017	2016	2017	2016	2017	2016
Current service cost	$34	$33	$1	$1	$101	$98	$2	$2
Interest cost	134	135	2	2	403	407	7	6
Expected return on plan assets	(262)	(254)	-	-	(786)	(763)	-	-
Amortization of prior service cost	1	1	-	-	3	3	-	1
Amortization of net actuarial loss (gain)	46	44	(1)	(1)	137	132	(3)	(4)
Net periodic benefit cost (income) (1)	$(47)	$(41)	$2	$2	$(142)	$(123)	$6	$5

(1)	In the second quarter of 2017 and 2016, the Company revised its estimate of full year net periodic benefit cost (income) for pensions to reflect updated plan demographic information.

Pension contributions
Pension contributions for the nine months ended September 30, 2017 and 2016 of $84 million and $113 million, respectively, primarily represent contributions to the Company's main pension plan, the CN Pension Plan, for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. In 2017, the Company expects to make total cash contributions of approximately $115 million for all of the Company's pension plans.

7 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 14 – Stock-based compensation to the Company's 2016 Annual Consolidated Financial Statements.

	Three months ended September 30		Nine months ended September 30
In millions	2017	2016	2017	2016
Share Units Plan (1)
Equity settled awards	$13	$8	$33	$28
Cash settled awards	-	9	1	13
Total Share Units Plan expense	$13	$17	$34	$41
Voluntary Incentive Deferral Plan (VIDP) (2)
Cash settled awards	$-	$3	$6	$4
Total VIDP expense	$-	$3	$6	$4
Stock option awards	$3	$4	$10	$9
Total stock-based compensation expense	$16	$24	$50	$54
Tax benefit recognized in income	$4	$5	$12	$12
Excess tax benefit recognized in income	$1	$1	$12	$3

(1) Performance share unit (PSU) awards are granted under the Share Units Plan.
(2) Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

16 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

Share Units Plan
	Equity settled				Cash settled
	PSUs-ROIC (1)		PSUs-TSR (2)		PSUs-ROIC (3)
		Weighted-average grant date fair value		Weighted-average grant date fair value
	Units		Units		Units
	In millions		In millions		In millions
Outstanding at December 31, 2016	1.3	$49.82	0.3	$103.93	0.4
Granted	0.4	$53.19	0.1	$103.37	-
Settled (4) (5)	(0.4)	$66.84	-	N/A	(0.4)
Forfeited	(0.1)	$37.50	-	$96.99	-
Outstanding at September 30, 2017	1.2	$46.35	0.4	$104.31	-

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2017 of $23 million is calculated using a lattice-based valuation model. As at September 30, 2017, total unrecognized compensation cost related to nonvested equity settled PSUs-ROIC outstanding was $21 million and is expected to be recognized over a weighted-average period of 1.6 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2017 of $15 million is calculated using a Monte Carlo simulation model. As at September 30, 2017, total unrecognized compensation cost related to nonvested equity settled PSUs-TSR outstanding was $12 million and is expected to be recognized over a weighted-average period of 1.6 years.

(3)		As at September 30, 2017, the liability for cash settled PSUs-ROIC was $nil ($45 million as at December 31, 2016).
(4)
Equity settled PSUs-ROIC granted in 2014 met the minimum share price condition for settlement and attained a performance vesting factor of 150%. In the first quarter of 2017, these awards were settled, net of the remittance of the participants' withholding tax obligation of $30 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

(5)
Cash settled PSUs-ROIC granted in 2014 met the minimum share price condition for payout and attained a performance vesting factor of 150%. In the first quarter of 2017, the Company paid out $46 million for these awards.

Voluntary Incentive Deferral Plan
	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units

	In millions		In millions
Outstanding at December 31, 2016	1.5	$76.54	0.3
Granted	0.1	$93.85	-
Settled (3)	(0.5)	$76.54	-
Outstanding at September 30, 2017 (4)	1.1	$77.65	0.3

(1)
The grant date fair value of equity settled DSUs granted in 2017 of $4 million is calculated using the Company's stock price on the grant date. As at September 30, 2017, the aggregate intrinsic value of equity settled DSUs outstanding amounted to $109 million.

(2)
The fair value of cash settled DSUs as at September 30, 2017 is based on the intrinsic value. As at September 30, 2017, the liability for cash settled DSUs was $31 million ($35 million as at December 31, 2016). The closing stock price used to determine the liability was $103.38.

(3)
For the nine months ended September 30, 2017, the Company purchased 0.2 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $25 million.

(4)
The number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

17 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

Stock option awards
	Options outstanding
	Number of options	Weighted-average exercise price

	In millions
Outstanding at December 31, 2016 (1)	5.3	$61.07
Granted (2)	1.0	$92.16
Exercised	(0.8)	$50.17
Outstanding at September 30, 2017 (1) (2) (3)	5.5	$64.82
Exercisable at September 30, 2017 (1) (3)	3.1	$53.43

(1)		Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)
The grant date fair value of options granted in 2017 of $14 million ($14.44 per option) is calculated using the Black-Scholes option-pricing model. As at September 30, 2017, total unrecognized compensation cost related to nonvested options outstanding was $11 million and is expected to be recognized over a weighted-average period of 1.7 years.

(3)
As at September 30, 2017, all stock options were in-the-money. The weighted-average term to expiration of options outstanding was 6.5 years and the weighted-average term to expiration of exercisable stock options was 5.1 years. As at September 30, 2017, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $211 million and the aggregate intrinsic value of stock options exercisable amounted to $154 million.

18 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

8 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2017	$(336)	$(2,807)	$(3,143)		$727		$(2,416)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on translation of net
investment in foreign operations	(395)		(395)		-		(395)
Foreign exchange gain on translation of
US dollar-denominated debt designated
as a hedge of the net investment in
foreign operations (1)	293		293		(38)		255
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		45	45	(2)	(11)	(3)	34
Amortization of prior service cost		1	1	(2)	(1)	(3)	-
Other comprehensive income (loss)	(102)	46	(56)		(50)		(106)
Balance at September 30, 2017	$(438)	$(2,761)	$(3,199)		$677		$(2,522)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2016	$(247)	$(2,898)	$(3,145)		$787		$(2,358)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on translation of net
investment in foreign operations	(756)		(756)		-		(756)
Foreign exchange gain on translation of
US dollar-denominated debt designated
as a hedge of the net investment in
foreign operations (1)	565		565		(75)		490
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		134	134	(2)	(34)	(3)	100
Amortization of prior service cost		3	3	(2)	(1)	(3)	2
Other comprehensive income (loss)	(191)	137	(54)		(110)		(164)
Balance at September 30, 2017	$(438)	$(2,761)	$(3,199)		$677		$(2,522)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)				Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(3)				Included in Income tax expense in the Consolidated Statements of Income.

19 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at June 30, 2016	$(337)	$(2,116)	$(2,453)		$540		$(1,913)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on translation of net
investment in foreign operations	147		147		-		147
Foreign exchange loss on translation of
US dollar-denominated debt designated
as a hedge of the net investment in
foreign operations (1)	(114)		(114)		16		(98)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		43	43	(2)	(11)	(3)	32
Amortization of prior service cost		1	1	(2)	-		1
Other comprehensive income	33	44	77		5		82
Balance at September 30, 2016	$(304)	$(2,072)	$(2,376)		$545		$(1,831)

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Total before tax		Income tax recovery (expense)		Total net of tax
Balance at December 31, 2015	$(202)	$(2,204)	$(2,406)		$639		$(1,767)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on translation of net
investment in foreign operations	(546)		(546)		-		(546)
Foreign exchange gain on translation of
US dollar-denominated debt designated
as a hedge of the net investment in
foreign operations (1)	444		444		(59)		385
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		128	128	(2)	(34)	(3)	94
Amortization of prior service cost		4	4	(2)	(1)	(3)	3
Other comprehensive income (loss)	(102)	132	30		(94)		(64)
Balance at September 30, 2016	$(304)	$(2,072)	$(2,376)		$545		$(1,831)

(1)
The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(2)				Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 6 - Pensions and other postretirement benefits.
(3)				Included in Income tax expense in the Consolidated Statements of Income.

20 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

9 – Major commitments and contingencies

Purchase commitments
As at September 30, 2017, the Company had commitments to purchase wheels, railroad ties, rail, fuel, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,368 million.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.
As at September 30, 2017, the Company had aggregate reserves for personal injury and other claims of $285 million, of which $72 million was recorded as a current liability ($301 million as at December 31, 2016, of which $76 million was recorded as a current liability).
Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at September 30, 2017, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings are at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.
 The Company has identified approximately 160 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

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Notes to Unaudited Consolidated Financial Statements

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.
As at September 30, 2017, the Company had aggregate accruals for environmental costs of $84 million, of which $55 million was recorded as a current liability ($86 million as at December 31, 2016, of which $50 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2017 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 16 – Major commitments and contingencies to the Company's 2016 Annual Consolidated Financial Statements.

Guarantees
Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2017 and 2023, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at September 30, 2017, the maximum exposure in respect of these guarantees was $142 million ($161 million as at December 31, 2016). There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at September 30, 2017, the Company had outstanding letters of credit of $394 million ($451 million as at December 31, 2016) under the committed bilateral letter of credit facilities and $136 million ($68 million as at December 31, 2016) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $178 million ($169 million as at December 31, 2016), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at September 30, 2017, the maximum potential liability under these guarantee instruments was $708 million ($688 million as at December 31, 2016), of which $650 million ($629 million as at December 31, 2016) related to other employee benefit liabilities and workers' compensation and $58 million ($59 million as at December 31, 2016) related to other liabilities. The guarantee instruments expire at various dates between 2017 and 2020.

As at September 30, 2017, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

22 CN | 2017 Quarterly Review – Third Quarter

Notes to Unaudited Consolidated Financial Statements

10 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes. As at September 30, 2017, the Company had outstanding foreign exchange forward contracts with a notional value of US$788 million (US$1,035 million as at December 31, 2016). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statement of Income as they occur.
For the three and nine months ended September 30, 2017, the Company recorded a loss of $42 million and $83 million, respectively, related to foreign exchange forward contracts, compared to a gain of $17 million and a loss of $30 million, respectively, for the same periods in 2016. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income.
As at September 30, 2017, Other current assets included an unrealized gain of $5 million ($19 million as at December 31, 2016) and Accounts payable and other included an unrealized loss of $25 million ($1 million as at December 31, 2016), related to the fair value of outstanding foreign exchange forward contracts.

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at September 30, 2017, the Company's debt had a carrying amount of $10,414 million ($10,937 million as at December 31, 2016) and a fair value of $11,645 million ($12,084 million as at December 31, 2016).

Level 3 Significant inputs are unobservable
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company's proportionate share of the underlying net assets. As at September 30, 2017, the Company's investments had a carrying amount of $72 million ($68 million as at December 31, 2016) and a fair value of $220 million ($220 million as at December 31, 2016).

11 – Subsequent event

On October 24, 2017, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 31.0 million common shares between October 30, 2017 and October 29, 2018, at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

23 CN | 2017 Quarterly Review – Third Quarter